FORM 51-102F3

Material Change Report

Item 1              Name and Address of Corporation

Primero Mining Corp.
Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
Canada V7X 1M6

Item 2              Date of Material Change

July 12, 2011

Item 3              News Release

A news release announcing the material change referred to in this report was issued by Primero Mining Corp. (“Primero”) on July 13, 2011 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is attached as Schedule “A”.

Item 4              Summary of Material Change

On July 13, 2011, Primero and Northgate Minerals Corporation (“Northgate”) announced that they entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which they agreed, subject to certain conditions, to effect a business combination by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), pursuant to which the holders of Primero common shares will receive 1.5 common shares of Northgate for every common share of Primero (the “Exchange Ratio”).

Item 5              Full Description of Material Change

5.1       Full Description of Material Change

The Arrangement

On July 13, 2011, Primero and Northgate announced that they entered into the Arrangement Agreement to effect the Arrangement pursuant to which the holders of Primero common shares will receive 1.5 common shares of Northgate for every common share of Primero. Pursuant to the Arrangement, each outstanding option of Primero will be exchanged for options of Northgate that will entitle the holder to receive, upon the exercise thereof, Northgate common shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original option. Following the completion of the Arrangement, each outstanding warrant of Primero will entitle the holder to receive, upon the exercise thereof, Northgate common shares and otherwise on the same terms and conditions as in the original warrant. The effective exercise price per Northgate common share will be $5.33.

The Exchange Ratio represents (i) a value of $4.215 for each Primero common share based on the July 12, 2011 closing price of Northgate common shares ($2.81) on the Toronto Stock Exchange (the “TSX”), (ii) a premium of approximately 13.9% to Primero’s closing price on July 12, 2011, and (iii) a premium of approximately 20.5% and 11.7% calculated on the 10-day and 20-day volume weighted average price of each of Primero and Northgate on the TSX. Upon completion of the Arrangement, existing Primero and Northgate shareholders will own approximately 31% and 69% of the combined company, respectively.

Completion of the Arrangement is conditional on approval of Primero and Northgate shareholders, and satisfaction of other customary approvals including regulatory, stock exchange, and court approvals. The required shareholder approval will be two thirds of the votes cast by Primero shareholders (together with, if required, minority approval in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) and a majority of the votes cast by Northgate shareholders at special shareholder meetings held by each company to consider the proposed Arrangement. Shareholder meetings for Primero and Northgate are expected to be held in September 2011.

The Arrangement Agreement includes deal protection provisions, including no solicitation of alternative transactions, right to match, dual break fees and customary fiduciary-out provisions. Primero has agreed to pay Northgate a termination fee of $12 million, and Northgate has agreed to pay Primero a termination fee of $25 million, in certain circumstances, including if the Board of Directors of a party accepts, recommends, approves or enters into an agreement to implement a Primero Superior Proposal or a Northgate Superior Proposal, as the case may be. In addition, each company has granted the other a right to match any competing offer.

Management Team and Combined Board of Directors

Upon completion of the Arrangement, Terry Lyons will remain the Chairman of the Board and Joseph Conway (current President and Chief Executive Officer of Primero) will become the new President and Chief Executive Officer of the combined company. Peter MacPhail and Jon Douglas will continue in their current roles as Chief Operating Officer and Chief Financial Officer of the combined company, respectively. The remaining senior management team will be comprised of existing management from both companies.

Upon completion of the Arrangement, the Board of Directors of the combined company will initially be comprised of ten directors, with four directors nominated by Primero including the Chief Executive Officer and six directors nominated by Northgate. The nominated directors in addition to Terry Lyons and Joseph Conway include Wade Nesmith as Vice Chairman, Richard Hall, Mark Daniel, David Demers, Patrick D. Downey, Douglas P. Hayhurst, Rohan Hazelton and Conrad A. Pinette.

Board Approvals

The Board of Directors of each of Primero and Northgate have determined, based in part upon fairness opinions received from their financial advisors, that the Arrangement is in the best interests of their respective shareholders. The Board of Directors of each of Primero and Northgate has approved the terms of the Arrangement, and recommend that their respective shareholders vote in favour of the Arrangement.

Advisors

BMO Capital Markets provided an independent fairness opinion to the Special Committee and to the Board of Directors of Primero. Canaccord Genuity Corp. acted as financial advisor to Primero. Macquarie Capital Markets Canada Ltd. and GMP Securities L.P. provided fairness opinions to the Special Committee and to the Board of Directors of Northgate, respectively.

The foregoing description of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement which has been filed as a material contract by Primero on Primero’s SEDAR profile. Capitalized terms not otherwise defined in this Material Change Report have the meanings assigned thereto in the Arrangement Agreement.

Support Agreements

The largest shareholder of Primero (Goldcorp Inc., which holds approximately 35.5% of the outstanding shares of Primero) has executed a support agreement to vote its shares in favour of the proposed Arrangement subject to customary termination rights in the case of a Primero Superior Proposal, and certain of the directors and officers of each company who are also shareholders of either company have executed support agreements to vote their shares in favour of the proposed Arrangement subject to customary fiduciary waivers in the case of an unsolicited Primero Acquisition Proposal or Northgate Acquisition Proposal, as the case may be (collectively, the “Support Agreements”).

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements which have been filed as material contracts by Primero and Northgate on their respective SEDAR profiles.

Other Agreements

Primero entered into a commercial agreement (the “Commercial Agreement”) with Desarrollos Mineros San Luis, S.A., de C.V., Goldcorp Inc. (“Goldcorp”), International Mineral Finance S.A.R.L. (“IMF”), and Northgate, whereby the parties (i) obtained certain consents and acknowledgements in connection with certain agreements to accommodate the Arrangement, and (ii) agreed to make certain amendments to that convertible promissory note in the principal amount of $60 million dated August 6, 2010 (the “Convertible Note”) payable by Primero to Goldcorp and that promissory note in the principal amount of $50 million dated August 6, 2010 payable by Primero’s subsidiary, Primero Empresa Minera, S.A., de C.V. to IMF (the “Promissory Note” and together with the Convertible Note, the “Primero Notes”). Specifically, the parties agreed to amend, effective on completion of the Arrangement, two financial covenants in the Primero Notes by (i) lowering Primero’s minimum tangible net worth threshold from U.S. $400 million to U.S. $220 million, and (ii) increasing Primero’s quarterly free cash flow threshold from U.S. $10 million to U.S. $12.5 million. Notwithstanding the increased threshold, additional amendments were made to exclude costs such as the capital expenditures of the San Dimas mine from the calculation of free cash flow, providing Primero with further financial flexibility.

Further amendments were made to the Primero Notes effective on the date of the Commercial Agreement to ensure that (i) the Primero warrants are properly reflected in the calculation of Primero’s tangible net worth calculations, and (ii) the treatment of such financial covenants, as amended, under international financial reporting standards and otherwise is consistent with the prior practices of the parties.

The Convertible Note has an initial maturity date of August 6, 2011 (the “Initial Maturity Date”) and provides that, if Primero provides notice (the “Exercise Notice”) to Goldcorp, Goldcorp will have, up to and including the close of business one business day before the Initial Maturity Date, the right to extend the Initial Maturity Date until August 6, 2012 (the “Extended Maturity Date”). Pursuant to the Commercial Agreement, Primero has agreed to provide the Exercise Notice to Goldcorp, and Goldcorp has agreed to elect to extend the Initial Maturity Date to the Extended Maturity Date.

The foregoing description of the Commercial Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Commercial Agreement which has been filed as a material contract by Primero on its SEDAR profile.

Primero also entered into a consent agreement with Silver Wheaton Corp. (“SLW”), Silver Wheaton (Caymans) Ltd. (“SWC”) and Northgate whereby, among other things, SLW and SWC consented to the change of control of certain subsidiaries of Primero resulting from the Arrangement. As part of the closing of the Arrangement, SWC also agreed to terminate (i) a support agreement between SWC and Primero dated August 6, 2010 respecting the employment of Wade Nesmith (“Nesmith”) and Eduardo Luna (“Luna”), and (ii) a support agreement among SWC, Nesmith and Luna respecting the employment of Nesmith and Luna and the restriction on their right to dispose of certain shares in the capital of Primero held by them, all subject to certain conditions (collectively, the “Support Agreements”). For further information on Primero’s arrangements with SLW and SWC including the Support Agreements, see the “Acquisition of the San Dimas Mines” section in Primero’s short form prospectus dated July 9, 2010.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6              Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7              Omitted Information

Not applicable.

Item 8              Executive Officer

For further information contact David Blaiklock, Chief Financial Officer of Primero at the above-mentioned address or by telephone at (604) 669-0040.

Item 9              Date of Report

July 20, 2011

SCHEDULE “A”

Stock Symbols TSX: NGX, NYSE Amex: NXG Stock Symbol TSX: P

JOINT NEWS RELEASE

Northgate and Primero to Combine and Create
A Leading Mid-Tier Gold Producer

Business Combination for Superior Value Creation

Notice: Conference Call and Webcast Today at 10:00 am ET

Dial in: +647-427-7450 or 1-888-231-8191

VANCOUVER, July 13, 2011 – (All figures in Canadian dollars, unless otherwise noted) Northgate Minerals Corporation (“Northgate”) (TSX:NGX, NYSE Amex:NXG) and Primero Mining Corp. (“Primero”) (TSX: P) are pleased to announce today that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine their respective businesses and create a new, leading mid-tier gold producer with significant value creation opportunities. The combined company will benefit from the current production and expansion potential at the San Dimas mine in Mexico and the Fosterville and Stawell gold mines in Australia, together with the long-life Young-Davidson gold development project in Ontario. The new company will be led by Joe Conway, current President and Chief Executive Officer of Primero. The transaction will create a company with an expected combined market capitalization of approximately $1.2 billion.

Under the terms of the Arrangement Agreement, Northgate will acquire all of the issued and outstanding common shares of Primero for 1.50 Northgate common shares per Primero Share (the “Exchange Ratio”). Each outstanding option of Primero shall be exchanged for options of Northgate that will entitle the holder to receive, upon the exercise thereof, Northgate shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original option. Each outstanding warrant of Primero will entitle the holder to receive, upon the exercise thereof, Northgate shares and otherwise on the same terms and conditions as in the original warrant. Northgate’s offer represents:

  A value of $4.215 for each Primero common share based on the July 12, 2011 closing price of Northgate common shares ($2.81) on the Toronto Stock Exchange

  A premium of approximately 13.9% to Primero’s closing price on July 12, 2011 and a premium of approximately 20.5% and 11.7% calculated on the 10-day and 20-day volume weighted average price (VWAP) of each respective company on the Toronto Stock Exchange

Highlights of the Transaction

  Diversified production base: Three producing gold mines with 320,000 gold equivalent ounces in 2011E increasing to 550,000 ounces in 2013E coming from the addition of the Young-Davidson development project and expansion at San Dimas, plus exploration pipe-line, all located in pro-mining jurisdictions.

  Leading growth profile: Expected production growth of 72% from 2011E to 2013E and declining cash costs – which will place the combined company amongst the leaders of its expected peer group.

  Strong, complementary management team: Combines proven management with an experienced technical team.

  Solid financial position and cash flow: Fully funded development of the Young-Davidson gold project in Ontario with expected sufficient cash flow to re-pay all corporate debt and pursue accretive opportunities.

  Unique re-valuation opportunity: Currently trading below peer average net asset value and cash flow multiples.

  Enhanced capital markets presence: $1.2 billion market capitalization is expected to appeal to a broader shareholder base, increase analytical following and improve share trading liquidity.

Management Team and Board of Directors

The Board of Directors and management of the combined company will draw from the expertise of both companies. Terry Lyons will remain the Chairman of the Board and Joe Conway (current President and Chief Executive Officer of Primero) will become the new President and Chief Executive Officer upon completion of the business combination. Peter MacPhail and Jon Douglas will continue in their current roles as Chief Operating Officer and Chief Financial Officer of the combined company, respectively. The remaining senior management team will be comprised of existing management from both companies.

Upon completion of the transaction, the Board will initially be comprised of ten directors, with six directors nominated by Northgate and four directors nominated by Primero including the Chief Executive Officer. The nominated directors in addition to Terry Lyons and Joe Conway include Wade Nesmith as Vice Chairman, Richard Hall, Mark Daniel, David Demers, Patrick D. Downey, Douglas P. Hayhurst, Rohan Hazelton and Conrad A. Pinette.

Terry Lyons, Chairman of the Board of Directors of Northgate, stated: “Our proposal is driven by the belief that a combination of Northgate and Primero will create a stronger and better positioned company going forward. We believe the value proposition of the combined company represents a unique opportunity for our respective companies to deliver both immediate and long-term value to our shareholders. The proposed transaction is part of an overall business strategy to grow through acquisition and exploration in politically stable jurisdictions with long histories of gold mining.”

“We are executing on our strategy of low-risk growth through this consolidation,” added Joe Conway, President and Chief Executive Officer of Primero. “This is a unique opportunity that brings together two very complementary asset bases and groups of management. Young-Davidson is a significant development project in one of the best mining jurisdictions in the world. Our shareholders will benefit from the enhanced leverage to a diversified asset base and increased share liquidity.”

The combined company is expected to provide Northgate and Primero shareholders with the following benefits:

Benefits for Northgate Shareholders:

  Adds a high quality, long life producing precious metals mine in a mining friendly jurisdiction

  Provides accretive near-term cash flow to help fund construction and ramp-up of Young-Davidson

Northgate Minerals and Primero Mining     |     News Release     8

  Increases and diversifies production while decreasing cash costs

  Combines proven management team with experienced technical team

  Improves market presence

Benefits for Primero Shareholders:

  Diversifies Primero from a single mine company to a multi-mine producer in mining friendly jurisdictions

  Delivers on Primero’s strategy of growth through consolidation

  Provides further cash and cash flow to re-pay debt and fund growth initiatives

  Accretive on a net asset value basis

  Combines proven management team with experienced technical team

  Increases leverage to precious metal prices

  Improves market presence

Transaction Summary

The proposed business combination will be effected by way of a Plan of Arrangement completed under the Business Corporations Act of British Columbia.

Under the terms of the Plan of Arrangement, each Primero shareholder will receive 1.50 common shares of Northgate for each Primero share held. The transaction will be carried out by way of a court-approved Plan of Arrangement and will require approval by at least 66 2/3% of the votes cast by the shareholders of Primero at a special meeting of Primero shareholders. The transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of Northgate at a special meeting of Northgate shareholders expected to take place the same date as the Primero meeting. In addition to the shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. It is anticipated that the shareholder meetings will be held in September 2011.

The Arrangement Agreement includes deal protection provisions, including no solicitation of alternative transactions, right to match, dual break fees and customary fiduciary-out provisions.

Both companies’ Boards of Directors have determined that the proposed business combination is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed transaction and recommends that their respective shareholders vote in favour of the business combination. Macquarie Capital Markets Canada Ltd. and GMP Securities L.P. provided fairness opinions to the Special Committee and to the Board of Directors of Northgate, respectively. BMO Capital Markets provided an independent fairness opinion to the Special Committee and to the Board of Directors of Primero. In addition, Goldcorp Inc., which holds an aggregate of approximately 35.5% of the outstanding Primero common shares, has entered into an agreement to vote in favour of the transaction.

Upon completion of the transaction, existing Northgate and Primero shareholders will own approximately 69% and 31% of the combined company, respectively. Full details of the merger will be included in the management information circulars of Northgate and Primero to be mailed to their respective shareholders as soon as practicable.

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Advisors and Counsel

Northgate has retained GMP Securities L.P. to act as financial advisor and Torys LLP to act as legal advisor.

Primero has retained Canaccord Genuity to act as financial advisor and McMillan LLP to act as legal advisor.

Conference Call and Webcast

Northgate and Primero will host a joint conference call and webcast on Wednesday, July 13 at 10:00 a.m. Eastern time for members of the investment community to discuss the business combination. The call-in details are as follows:

  Local and international: +647-427-7450

  North American toll-free: 1-888-231-8191

A replay of this conference call will be available from Wednesday, July 13 starting at 1:00 p.m. Eastern time until July 27, 2011. The replay numbers are:

  Local and international: +416-849-0833

  North American toll-free: 1-855-859-2056

  Replay passcode: 833 628 47#

A live and archived webcast of the conference call is also available on the homepage at www.northgateminerals.com or at www.primeromining.com under the Calendar and Events page.

* * * * * * *

About Northgate

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in the Americas and Australia. Northgate currently owns and operates the Fosterville and Stawell gold mines in Victoria Australia, and is building the Young-Davidson gold mine in northern Ontario, which is targeting a 15-year mine life with average annual production of 180,000 ounces of gold commencing in 2012.

* * * * * * *

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction.

* * * * * * *

This press release does not constitute an offer of any securities for sale or a solicitation of an offer to purchase any securities. The securities to be issued pursuant to the proposed transaction have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold to U.S. Persons (as such term is defined in Regulation S under the Securities Act) absent registration or an applicable exemption from registration requirements. Northgate intends to issue such securities pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

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Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate and Primero press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's and Primero’s future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed transaction and other statements that are not historical facts. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate and Primero operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the plan of arrangement have been made include that Northgate and Primero will be able to satisfy the conditions in the Arrangement Agreement, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of Northgate and Primero, that all required third party, regulatory and government approvals will be obtained; and that each of Northgate and Primero will be able to achieve their currently announced guidance targets. Northgate and Primero caution that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's and Primero’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold, silver and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; and changes in applicable laws or regulations. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's and Primero’s Annual Information Form for the year ended December 31, 2010 or under the heading "Risks and Uncertainties" in Northgate's and Primero’s 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate and Primero have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate and Primero disclaim any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Northgate and Primero prepare their disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Northgate and Primero use certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of each of Northgate and Primero which have been filed with securities commissions or similar authorities in Canada).

Estimates of equivalent production are calculated using analyst consensus metal price estimates. Primero’s gold equivalent production estimate is adjusted for the silver purchase agreement and only silver ounces attributable to Primero are included.

For further information, please contact:

Northgate	Primero
Keren R. Yun	Tamara Brown
Director, Investor Relations	Vice President, Investor Relations
416-216-2781	416-814-3168
kyun@northgateminerals.com	tbrown@primeromining.com
www.northgateminerals.com	www.primeromining.com

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